AM 5-2-2005



05042223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 46737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/04 (MM/DD/YY) AND ENDING 02/28/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Legacy Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4684 Roswell Road
(No. and Street)

Atlanta	**GA**	**30342**
(City)	(State)	(Zip Code)

RECEIVED APR 29 2005 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael D. Easterly **(404) 965-2420**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 06 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael D. Easterly**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Legacy Securities Corp., as

of **February 28**, **2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO

Title



DIANA E. SANDS
MY COMMISSION EXPIRES
JUNE 19, 2007
GWINNETT COUNTY, GEORGIA
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

LEGACY SECURITIES CORP.

Financial Statements
For the Years Ended
February 28, 2005 and February 29, 2004
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Legacy Securities Corp.:

We have audited the accompanying statements of financial condition of Legacy Securities Corp. (a wholly-owned subsidiary of Legacy Investment Group, Inc.), as of February 28, 2005 and February 29, 2004 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Securities Corp. as of February 28, 2005 and February 29, 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit as of and for the year ended February 28, 2005 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



RUBIO CPA, PC

March 28, 2005
Atlanta, Georgia

LEGACY SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION
February 28, 2005 and February 29, 2004

ASSETS

	2005	2004
Cash and cash equivalents	$ 126,670	$ 7,620
Notes receivable from stockholders	-	24,141
Securities owned	13,103	15,000
Other investments	35,503	41,613
Prepaid management fees	27,000	-
Due from Parent	24,730	25,000
Other assets	938	530
Total assets	$ 227,944	$ 113,904

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
LIABILITIES		
Accounts payable and accrued expenses	$ -	$ -
Total liabilities	-	-
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value, 10,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid-in capital	1,139,999	1,139,999
Retained earnings	(912,056)	(1,026,096)
Total stockholder's equity	227,944	113,904
Total liabilities and stockholder's equity	$ 227,944	$ 113,904

The accompanying notes are an integral part of these financial statements.

LEGACY SECURITIES CORP.
STATEMENTS OF OPERATIONS
For the Years Ended February 28, 2005 and February 29, 2004

	2005	2004
REVENUES		
Investment banking	$ 2,300,769	$ 377,151
Interest income	991	1,907
	2,301,760	379,058
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits	-	56,344
Management fees	2,182,202	-
Occupancy	-	10,704
Chargeoff of receivable from Parent	-	833,697
Other operating expenses	5,518	340,779
	2,187,720	1,241,524
INCOME (LOSS) BEFORE INCOME TAXES	114,040	(862,466)
INCOME TAXES	-	-
NET INCOME (LOSS)	$ 114,040	$ (862,466)

The accompanying notes are an integral part of these financial statements.

LEGACY SECURITIES CORP.
STATEMENT OF CASH FLOWS
For the Years Ended February 28, 2005 and February 29, 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 114,040	$ (862,466)
Noncash items included in net income (loss):		
Depreciation and amortization	-	1,543
Chargeoff of receivable from Parent	-	833,697
Changes in operating assets and liabilities:		
Prepaid income taxes	-	3,033
Increase in prepaid management fees	(27,000)	-
Other assets	(408)	-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	86,632	(24,193)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Securities owned	1,897	-
Other investments	6,110	-
Advances to Parent	270	(236,142)
Collection of notes receivable from stockholders	24,141	-
Proceeds from deposit with clearing broker-dealer	-	25,000
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	32,418	(211,142)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	119,050	(235,335)
CASH AND CASH EQUIVALENTS:		
Beginning of year	7,620	242,955
End of year	$ 126,670	$ 7,620
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes refunded	$ -	$ 2,533
Noncash transaction - transfer of assets and liabilities to Parent	$ -	$ 63,514

The accompanying notes are an integral part of these financial statements.

LEGACY SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended February 28, 2005 and February 29, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, February 28, 2003	$ 1	$1,139,999	$ (163,630)	$ 976,370
Net loss			(862,466)	(862,466)
Balance, February 29, 2004	1	1,139,999	(1,026,096)	113,904
Net income			114,040	114,040
Balance, February 28, 2005	$ 1	$1,139,999	$ (912,056)	$ 227,944

The accompanying notes are an integral part of these financial statements.

LEGACY SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
February 28, 2005 and February 29, 2004

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Legacy Securities Corp. is a wholly-owned subsidiary of Legacy Investment Group, Inc. (the Parent), operating in Georgia as a Securities and Exchange Commission (SEC) registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is primarily engaged in investment banking and financial advisory services.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents at high credit-quality banks. The balances at times may exceed federally insured limits

Investment in Securities Owned: Marketable securities are valued at market value. Securities not readily marketable are valued at fair value, as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for net operating loss carryforwards and differences in the timing of deductions for book and tax reporting purposes principally related to depreciation. A valuation allowance is provided, if necessary, to reduce deferred tax assets to a level which, more likely than not, will be realized.

The Company files a consolidated federal income tax return with the Parent. Taxes on income for the Company are recorded as though the Company were filing a separate return. The Company files separate state income tax returns.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

LEGACY SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
February 28, 2005 and February 29, 2004

Securities Transactions: Securities transactions are recorded as of the trade date.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement. The underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

NOTE B -- MARKETABLE SECURITIES OWNED

Marketable securities owned, which were received as compensation for investment banking services, consist of the following:

	2005	2004
Common stocks	$ 13,103	$ 15,000
	$ 13,103	$ 15,000

NOTE C -- NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 28, 2005, the Company had net capital of $126,670 which was $121,670 in excess of its required net capital of $5,000.

NOTE D -- INCOME TAXES

The provision for income taxes is summarized as follows:

	2005	2004
Current income tax expense	$ 34,000	$ 26,000
Deferred income taxes (benefit)	(34,000)	(26,000)
Income tax expense (benefit)	$ -	$ -

LEGACY SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
February 28, 2005 and February 29, 2004

NOTE D -- INCOME TAXES (CONTINUED)

The Company's deferred tax assets at February 28, 2005 and February 29, 2004 are as follows:

	2005	2004
Deferred tax assets arising from net operating loss carryforward	$ 215,000	$ 220,000
Valuation allowance	(215,000)	(220,000)
Net deferred tax asset	$ -	$ -

The Company has recorded a valuation allowance for the deferred tax assets at February 28, 2005 and February 29, 2004 because management believes that it is more likely than not that the net operating loss carryforward will not be realized.

At February 28, 2005, the Company has a net operating loss carryforward to future years, which may be used to offset future taxable income of approximately $860,000, which expires through 2024.

The Company utilized approximately $107,000 and $325,000 of net operating loss carryforwards during the years ended February 28, 2005 and February 29, 2004, respectively.

NOTE E -- RELATED PARTIES

The Company has receivables and payables to its Parent and other subsidiaries of the Parent arising in the normal course of business.

In April 2003, the Company executed a management agreement with its Parent. Under the agreement the Parent was to provide the Company with office facilities and certain other general and administrative support in exchange for management fees. Effective December 1, 2003 the management agreement was revised to require minimum management fees of $6,000 monthly which is the Company's estimated allocable portion of the salaries and other administrative costs of the consolidated group of companies. In December 2004, the management agreement was revised to require minimum management fee payments to the Parent based on the Company's allocable portion of salaries and other administrative expenses incurred by the Parent. The Company's allocable share of expenses is determined monthly and allocated based on revenues of the two companies.

NOTE E -- RELATED PARTIES (CONTINUED)

The notes receivable from stockholders of the Parent arose from the purchase of common stock from the Company that it received from an investment banking transaction in 2002. The notes bore interest at 8% and were paid in May 2004.

NOTE F -- PROFIT SHARING PLAN

The Company has a discretionary, contributory profit sharing plan covering substantially all employees. Under the plan, participants may elect to defer a portion of their annual compensation as contributions to the plan. Company contributions are made at the discretion of the management of the Company. The Company made no contribution to the plan for the years ended February 28, 2005 and February 29, 2004.

NOTE G -- CONCENTRATIONS

Substantially all of the investment banking revenues were earned from three customers in 2005 and six customers in 2004.

SUPPLEMENTAL INFORMATION

SCHEDULE I
LEGACY SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF FEBRURAY 29, 2005

NET CAPITAL:

Total stockholder's equity	$ 227,944
Less non-allowable assets:	
Due from Parent	(24,730)
Prepaid management fees	(27,000)
Other assets	(938)
Net capital before haircuts	175,276
Less haircuts:	
Securities and money market assets	(48,606)
Undue concentration	-
Total haircuts	(48,606)
Net capital	126,670
Less required capital	5,000
Excess net capital	$ 121,670
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	-

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF FEBRUARY 28, 2005.

There is no significant difference between net capital as reported above and as included in Part II A Form X-17A-5 as of February 28, 2005.

LEGACY SECURITIES CORP.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF FEBRUARY 28, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF FEBRUARY 28, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

LEGACY SECURITIES CORP.

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS AS OF FEBRUARY 28, 2005

The Company does not maintain funds, regulated commodity futures and options accounts for customers.

SCHEDULE V

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED FEBRUARY 28, 2005

The broker dealer is in compliance with the conditions for exemption.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors
Legacy Securities Corp.

In planning and performing our audit of the financial statements of Legacy Securities Corp. for the year ended February 28, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Legacy Securities Corp. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

March 28, 2005
Atlanta, Georgia



RUBIO CPA, PC